UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48790

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bristol Investment Group, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 22nd Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld   (212) 593-3157
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023   New York   NY   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2017

Bristol Investment Group, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Shareholder's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Report of Independent Registered Public Accounting Firm Regarding
       Rule 15c3-3 Exemption Report.
[ ]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Alan P. Donenfeld, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Bristol Investment Group, Inc. for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

CARLTON R. ASHER, JR.
Notary Public, State of New York
No. 41-4980843
Qualified in New York County
Commission Expires April 29, ~~1999~~ 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Bristol Investment Group, Inc.
110 East 59th Street – 22nd Floor
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bristol Investment Group, Inc.'s management. Our responsibility is to express an opinion on Bristol Investment Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bristol Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Bristol Investment Group, Inc.'s auditor since 2008.

New York, NY
February 10, 2018

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	27,902
Accounts receivable		25,000
Other assets		1,577
Total assets	$	54,479

Liabilities and Shareholder's Equity

Accrued expenses		41,946

Shareholder's equity

Common Stock, no par value, 200 shares authorized, 100 shares issued and outstanding	$	100
Additional paid-in capital		435,703
Retained (deficit)		(423,269)
Total shareholder's equity		12,534
Total liabilities and shareholder's equity	$	54,480

The accompanying notes are an integral part of this financial statement.

Bristol Investment Group, Inc.

Notes to Financial Statement
December 31, 2017

1. **Nature of Operations**

   Bristol Investment Group, Inc. (the "Company"), is incorporated in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as agent in the private placements of securities and provides consulting services.

   Management has pledged financial support to the Company to enable it to continue as a going concern.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue recognition
   Private placement fees and consulting fees are recorded at the time the private placement or service is completed to the extent that management is confident of their collectability.

   Income Taxes
   The Company accounts for income taxes under GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

   At December 31, 2017, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

3. **Transactions with related parties**

   The Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises.

4. **Income Taxes**

At December 31, 2017, the Company had a net operating loss carryforward of approximately $511,500 for income tax purposes. This carryforward will expire from 2023. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $77,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $8,500 which was in excess of the required net capital by approximately $3,500.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15. 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. After evaluating the impact of the adoption of Topic 606, management has determined that the impact on the Company's financial statements is minimal.

7. **Subsequent Events**
The Company has evaluated events and transactions that occurred between January 1, 2018 through the date the financial statements were available to be issued.

At January 31, 2018, the Company was in net capital violation. On February 5, 2018, funds were received to cure this violation and bring the Company into net capital compliance.